UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

16 January 2012

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

10 January 2012

Revised segmental information for prior reporting periods

On 25 May 2011 Diageo announced changes to its reporting regional structure.  From 1 July 2011 two autonomous regions, Diageo Latin America and Caribbean and Diageo Africa, replaced the International region.  The Global Travel and duty free operations are now reported within the five geographical regions in which the external sales take place.  The Middle East business has become part of Asia Pacific.

As a result of this change Diageo now reports the following operating segments externally:

·      North America

·      Europe

·      Africa

·      Latin America and Caribbean

·      Asia Pacific

·      Corporate

In addition, for the year ending 30 June 2012, changes have been made to the allocation of specific corporate items better reflecting the geographic segments for which they are in respect of.

As a consequence of these changes the figures for the operating segments for prior periods have been restated.

Revised segmental information for the years ended 30 June 2011 and 2010 and the six month period ended 31 December 2010 are provided below.

In addition, organic growth percentages by segment have been restated for the year ended 30 June 2011.

Volume

	Year ended 30 June 2011			Year ended 30 June 2010
	As reported units million	Analysis of International units million	Restated units million	As reported units million	Analysis of International units million	Restated units million
North America	51.6	0.7	52.3	51.8	0.7	52.5
Europe	38.5	2.0	40.5	39.2	2.1	41.3
International	44.3	(44.3)	-	40.3	(40.3)	-
Africa	-	23.1	23.1	-	21.1	21.1
Latin America and Caribbean	-	15.7	15.7	-	14.1	14.1
Asia Pacific	13.1	2.8	15.9	12.1	2.3	14.4
	147.5	-	147.5	143.4	-	143.4

	Six months ended 31 December 2010
	As reported units million	Analysis of International units million	Restated units million
North America	28.0	0.3	28.3
Europe	21.5	1.0	22.5
International	22.7	(22.7)	-
Africa	-	11.7	11.7
Latin America and Caribbean	-	8.3	8.3
Asia Pacific	6.8	1.4	8.2
	79.0	-	79.0

Sales

	Year ended 30 June 2011			Year ended 30 June 2010
	As reported £ million	Analysis of International £ million	Restated £ million	As reported £ million	Analysis of International £ million	Restated £ million
North America	3,853	42	3,895	3,853	34	3,887
Europe	4,190	89	4,279	4,371	89	4,460
International	3,384	(3,384)	-	3,222	(3,222)	-
Africa	-	1,764	1,764	-	1,582	1,582
Latin America and Caribbean	-	1,293	1,293	-	1,364	1,364
Asia Pacific	1,735	196	1,931	1,442	153	1,595
Corporate	70	-	70	70	-	70
	13,232	-	13,232	12,958	-	12,958

	Six months ended 31 December 2010
	As reported £ million	Analysis of International £ million	Restated £ million
North America	2,094	20	2,114
Europe	2,312	45	2,357
International	1,773	(1,773)	-
Africa	-	907	907
Latin America and Caribbean	-	708	708
Asia Pacific	915	93	1,008
Corporate	38	-	38
	7,132	-	7,132

Net sales

	Year ended 30 June 2011			Year ended 30 June 2010
	As reported £ million	Analysis of International £ million	Restated £ million	As reported £ million	Analysis of International £ million	Restated £ million
North America	3,324	42	3,366	3,306	34	3,340
Europe	2,614	89	2,703	2,759	89	2,848
International	2,747	(2,747)	-	2,627	(2,627)	-
Africa	-	1,357	1,357	-	1,228	1,228
Latin America and Caribbean	-	1,063	1,063	-	1,123	1,123
Asia Pacific	1,181	196	1,377	1,018	153	1,171
Corporate	70	-	70	70	-	70
	9,936	-	9,936	9,780	-	9,780

	Six months ended 31 December 2010
	As reported £ million	Analysis of International £ million	Restated £ million
North America	1,807	20	1,827
Europe	1,444	45	1,489
International	1,415	(1,415)	-
Africa	-	689	689
Latin America and Caribbean	-	568	568
Asia Pacific	616	93	709
Corporate	38	-	38
	5,320	-	5,320

Marketing spend

	Year ended 30 June 2011			Year ended 30 June 2010
	As reported £ million	Analysis of International £ million	Restated £ million	As reported £ million	Analysis of International £ million	Restated £ million
North America	502	6	508	472	4	476
Europe	390	13	403	412	10	422
International	368	(368)	-	302	(302)	-
Africa	-	140	140	-	119	119
Latin America and Caribbean	-	184	184	-	151	151
Asia Pacific	278	25	303	233	18	251
	1,538	-	1,538	1,419	-	1,419

	Six months ended 31 December 2010
	As reported £ million	Analysis of International £ million	Restated £ million
North America	268	2	270
Europe	225	5	230
International	177	(177)	-
Africa	-	73	73
Latin America and Caribbean	-	84	84
Asia Pacific	143	13	156
	813	-	813

Operating profit before exceptional items

	Year ended 30 June 2011				Year ended 30 June 2010
	As reported £ million	Analysis of International £ million	Corporate costs £ million	Restated £ million	As reported £ million	Analysis of International £ million	Corporate costs £ million	Restated £ million
North America	1,255	17	3	1,275	1,170	13	1	1,184
Europe	778	28	(10)	796	859	30	(8)	881
International	804	(804)	-	-	771	(771)	-	-
Africa	-	330	3	333	-	304	(3)	301
Latin America and Caribbean	-	336	(18)	318	-	355	(19)	336
Asia Pacific	208	93	(2)	299	176	69	(5)	240
Corporate	(161)	-	24	(137)	(225)	-	34	(191)
	2,884	-	-	2,884	2,751	-	-	2,751

	Six months ended 31 December 2010
	As reported £ million	Analysis of International £ million	Corporate costs £ million	Restated £ million
North America	723	9	3	735
Europe	471	15	(2)	484
International	468	(468)	-	-
Africa	-	174	2	176
Latin America and Caribbean	-	227	(9)	218
Asia Pacific	129	43	(2)	170
Corporate	(64)	-	8	(56)
	1,727	-	-	1,727

Organic growth for the year ended 30 June 2011

	Volume		Sales		Net sales
Increase/(decrease)	As reported	Restated	As reported	Restated	As reported	Restated
	%	%	%	%	%	%
North America	-	-	2	3	3	3
Europe	(2)	(2)	(3)	(3)	(3)	(3)
International	9	n/a	14	n/a	13	n/a
Africa	n/a	7	n/a	11	n/a	10
Latin America and Caribbean	n/a	12	n/a	18	n/a	17
Asia Pacific	9	10	13	13	9	11
Total	3	3	5	5	5	5

	Marketing spend		Operating profit*
Increase/(decrease)	As reported	Restated	As reported	Restated
	%	%	%	%
North America	7	8	8	9
Europe	(4)	(3)	(7)	(8)
International	23	n/a	19	n/a
Africa	n/a	15	n/a	18
Latin America and Caribbean	n/a	27	n/a	22
Asia Pacific	13	15	13	20
Total	8	8	5	5

* Operating profit before exceptional items

Net sales are after deducting excise duties.  See the company's annual report on Form 20-F for the year ended 30 June 2011 filed with the US Securities and Exchange Commission (SEC) for an explanation of organic movement calculations and further definitions, disclosures and information.

Contacts

Investor enquiries to:	Sarah Paul	+44 (0) 20 8978 4326
	Angela Ryker Gallagher	+44 (0) 20 8978 4911
investor.relations@diageo.com

Media enquiries to:	Stephen Doherty	+44 (0) 20 8978 2528
	Kirsty King	+44 (0) 20 8978 6855
media.comms@diageo.com

Editor notes

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not related only to historical or current facts.  In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.  All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2011 filed with the US Securities and Exchange Commission (SEC).  Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made.  Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.  The reader should, however, consult any additional disclosures that Diageo may make in any document it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures.  The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.  Past performance cannot be relied upon as a guide to future performance.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 16 January 2012	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary